Exhibit 99.1
NEWS RELEASE

Endeavour Acquires Several New Properties Covering Unexplored Vein System at South End of Guanacevi Mining District in Durango State, Mexico
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Vancouver, Canada – June 1, 2011 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK) (FRANKFURT:EJD) has acquired several new properties covering an unexplored vein system at the south end of the Guanacevi mining district in Durango State, Mexico.  These property acquisitions more than triple Endeavour’s land-holdings in the Guanacevi district.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The La Brisa properties (2,836 hectares) are situated approximately 10 kilometers (km) southeast of Endeavour’s operating Porvenir silver mine in Guanacevi and cover several km of strike length along the relatively unexplored La Brisa multiple vein system.  The La Brisa veins are considered to be prospective for new high grade silver-gold discoveries because the surface vein exposures appear to be well above the classic “bonanza” ore horizon such as is found at Endeavour’s mines elsewhere in the Guanacevi district.

La Brisa Properties

Endeavour has acquired an option to purchase the La Brisa and La Brisa 2 properties (90 hectares) for $220,000 in cash payments over a 3 year period. The Company also staked several new claims (2,746 hectares) surrounding the La Brisa and La Brisa 2 properties to cover possible extensions of the La Brisa veins plus several other recently discovered veins.

Five main northwest-trending veins have now been identified by prospecting over a 4 km length as well as several minor northeast-trending veins.  The veins are typically narrow (0.5 to 1.5 meters (m) thick) and consist mainly of very fine grained, massive, banded or brecciated chalcedony occupying limonitic fault zones crosscutting rhyolite volcanic rocks of the Tertiary Upper Volcanic Series.

Approximately 500 rock and soil samples collected by Endeavour exploration personnel from the La Brisa veins have consistently returned anomalous values for epithermal pathfinder elements such as arsenic, antimony and mercury as well as elevated silver and gold assays.

Given the rhyolite host rocks, anomalous metal values, narrow vein widths and classic boiling textures (ie. colloform banding and bladed quartz replacing calcite), the La Brisa vein exposures appear to sit very high up within the zoning pattern expected for typical epithermal veins.

Therefore, future work will focus on exploring the La Brisa veins at depth to locate the favourable "bonanza" silver-gold ore horizon.  A Phase 1 surface drilling is planned to commence in the third quarter as soon as exploration drill permits are received.

Endeavour has also acquired four small properties within the San Pedro area at the north end of the Guanacevi district.  The El Cambio properties (37 hectares) lie about 6 km northwest of the Porvenir mine and along strike from the historic El Soto and Nueva Australia high grade silver mines.

El Cambio Properties

Endeavour has acquired an option to purchase the El Cambio, La Onza, San Nicolas and Ampliacion de San Nicolas properties (37 hectares) for $150,000 in cash payments over a 2 year period. These properties cover the faulted northerly strike extensions of the El Soto and Epsilon veins which Endeavour drilled last year with positive results.

In the early 1900’s, the El Soto and Nueva Australia mines were developed and producing from several shafts and levels down to a depth of 167 m. In 1921, the Mexico Consolidated Mining and Smelting Co. Ltd. reported that the rich silver manto ores at the El Soto and Nueva Australia mines typically graded 1,000 – 2,000 grams per tonne (gpt) silver, 1-30 gpt gold, and 1-10% lead-zinc.

The El Cambio shaft lies along strike from the El Soto mine and is believed to have been developed on 7 mine levels down to 150 m deep. The vein was developed for at least 200 m along strike and vein widths reportedly vary from 0.22 to 1.3 m.

In 1990, the historic El Cambio mine was de-watered and rehabilitated and the Servicio Geologico Mexicano (SGM, previously CRM) reported a high-grade sample that assayed 3.54 gpt Au and 1,109 gpt Ag over a 0.42 m width. CRM believed that high grade “manto” mineralization was starting to develop at the vein/conglomerate/andesite contact.

Future work will focus on exploring the El Soto and Epsilon veins on the El Cambio properties at depth and along strike to locate high-grade veins and the favourable manto silver-gold ore horizon.  A Phase 1 surface drilling is planned to commence in the fourth quarter as soon as exploration drill permits are received.

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the sampling programs at the La Brisa and El Cambio properties.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples were split at the Guanacevi field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011 and the timing of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.